Morgan Stanley Institutional Fund, Inc. - International
Real Estate Portfolio
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	 Alstria Office AG
Purchase/Trade Date:	  2/22/12
Offering Price of Shares: EUR 8.500
Total Amount of Offering: 7,170,400 shares
Amount Purchased by Fund: 7,538 shares
Percentage of Offering Purchased by Fund: 0.105
Percentage of Fund's Total Assets: 0.13
Brokers: Morgan Stanley, Commerzbank
Purchased from:  Commerzbank AG